Exhibit 99.1

June 25, 2014	TSX: GPR
For Immediate Release	NYSE MKT: GPL

GREAT  PANTHER  REPORTS  FATALITY  AT  ITS  TOPIA  MINE

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) is saddened to report the death of an employee on Wednesday, June 25th due to a rock fall at its Topia Mine in Durango State, Mexico.  The accident occurred in the 1522 underground mine, which is one of 11 independent mines comprising the Company’s Topia Mine District.

"We are all deeply affected by the loss of one of our colleagues and we extend our sincere condolences to his family and friends and our entire team at Topia", stated Robert Archer, President and CEO.

The 1522 mine was closed immediately, authorities notified and an internal investigation is under way.  Once these investigations are completed the Company will review and implement any additional safety procedures recommended to prevent such an accident from recurring at any of our operations.  Eliminating all potential safety risks will remain a priority and we will continue working to create an environment free of injuries for all of our employees.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange under the symbol GPR, and on the NYSE MKT under the symbol GPL. The Company operates two wholly owned mines in Mexico: Topia and Guanajuato. Great Panther is in the process of developing its San Ignacio Project with a view to production in the first half of 2014, and has two exploration projects, El Horcon and Santa Rosa. The Company is also pursuing additional mining opportunities within the Americas, with the goal of adding to its portfolio of mineral properties.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer President & Chief Executive Officer 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements").  Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2013 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.